UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

E-Commerce China Dangdang Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

26833A105

(CUSIP Number)

Peggy Yu Yu c/o 21/F, Jing An Center No. 8 North Third Ring Road East Chaoyang District, Beijing 100028 People’s Republic of China +86-10 5799-2666

Guoqing Li

Kewen Holding Co. Limited

Science & Culture International Limited

c/o 21/F, Jing An Center

No. 8 North Third Ring Road East

Chaoyang District, Beijing 100028

People’s Republic of China
+86-10 5799-2666

With copies to:

Z. Julie Gao, Esq. Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 17, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 1 to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 20, 2015 (the “Original Filing”) by Peggy Yu Yu (“Ms. Yu”), Guoqing Li (“Mr. Li”), Kewen Holding Co. Limited (“Kewen”) and Science & Culture International Limited (“SC International”), with respect to the common shares (“Common Shares”), comprising Class A common shares, par value $0.0001 per share (“Class A Common Shares”, including Class A Common Shares represented by the Company’s American depositary shares (“ADSs”), each ADS representing five Class A Common Shares), and Class B common shares, par value $0.0001 per share (“Class B Common Shares”), of E-Commerce China Dangdang Inc., a Cayman Islands company (the “Company”). Except as amended hereby, the Original Filing remains in full force and effect. Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Filing.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Peggy Yu Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,490,005[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,490,005[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,490,005[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%[2]. The voting power of the shares beneficially owned represents 8.4% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Consists of 3,490,005 Class A Common Shares, including 354,165 Class A Common Shares issuable to Ms. Yu upon exercise of options within 60 days after May 17, 2016, and 13,000,000 Class B Common Shares held by Ms. Yu. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

[2]	See Item 5.

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Guoqing Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 131,934,095[3]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 131,934,095[3]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,934,095[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1%[4]. The voting power of the shares beneficially owned represent 75.2% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) IN

[3]	Represents (i) 1,416,665 Class A Common Shares issuable to Mr. Li upon exercise of options within 60 days after May 17, 2016; (ii) 3,111,320 Class A Common Shares issuable to Dyna-Best Corp. upon exercise of options within 60 days after May 17, 2016; (iii) 7,344,450 Class A Common Shares issuable to Kewen upon exercise of options within 60 days after May 17, 2016; (iv) 237,000 ADSs representing 1,185,000 Class A Common Shares held by SC International; (v) 21,876,660 Class B Common Shares held by Kewen; and (vi) 97,000,000 Class B Common Shares held by SC International. Dyna-Best Corp is a British Virgin Islands company wholly owned by Mr. Li. Mr. Li is the sole director and beneficial owner of Kewen, which holds 60% of the shares in SC International. Mr. Li disclaims beneficial ownership with respect to the shares held by SC International except to the extent of his pecuniary interest therein.

[4]	See Item 5.

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Kewen Holding Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 127,406,110[5]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 127,406,110[5]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,406,110[5]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%[6]. The voting power of the shares beneficially owned represent 74.9% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) CO

[5]	Consists of (i) 237,000 ADSs held by SC International representing 1,185,000 Class A Common Shares; (ii) 7,344,450 Class A Common Shares issuable to Kewen upon its exercise of options within 60 days after May 17, 2016; (iii) 21,876,660 Class B Common Shares held by Kewen; and (iv) 97,000,000 Class B Common Shares held by SC International.

[6]	See Item 5.

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Science & Culture International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 98,185,000[7]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 98,185,000[7]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,185,000[7]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%[8]. The voting power of the shares beneficially owned represent 60.8% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) CO

[7]	Consists of 237,000 ADSs representing 1,185,000 Class A Common Shares and 97,000,000 Class B Common Shares held by SC International.

[8]	See Item 5.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 17, 2016, the Buyer Group submitted a revised non-binding proposal (the “Revised Proposal”) to the Company’s board of directors. In the Revised Proposal, the Buyer Group revised their offer price for the Proposed Transaction to US$6.50 per ADS or US$1.30 per Common Share in cash from the offer price of US$7.812 per ADS or US$1.5624 per Common Share set forth in the Proposal dated July 9, 2015. The Buyer Group revised the offer price due to a number of developments since the submission of the Proposal, including that the Company has experienced weaker than expected operating and financial performance; the global financial markets have experienced significant volatility recently, including substantial volatility in equity securities markets, which has been reflected in the performance of the Company’s ADSs; and the recent economic slowdown in China and challenges to the macroeconomic environment, including the depreciation of Renminbi against the US dollars, are expected to be sustained.

The description of the Revised Proposal set forth above in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Revised Proposal, which has been filed as Exhibit C, and is incorporated herein by this reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)–(b) of the Schedule 13D is hereby amended and restated as follows:

(a)–(b) The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 411,434,410 outstanding Common Shares as a single class, being the sum of 279,557,750 Class A Common Shares and 131,876,660 Class B Common Shares outstanding as of February 29, 2016, as disclosed in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2015 filed with the Commission on April 29, 2016, assuming conversion of all Class B Common Shares into Class A Common Shares.

Holders of Class A Common Share and Class B Common Share have the same rights except for voting and conversion rights. Each Class B Common Share is convertible into one Class A Common Share at any time by the holder thereof. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

By virtue of their actions in respect of the Proposed Transaction as described herein, the Reporting Persons, and members of the Buyer Group that are not Reporting Persons, may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each of the Reporting Persons may be deemed to beneficially own the Common Shares beneficially owned by the members of the group as a whole; thus, each Reporting Person may be deemed to beneficially own an aggregate of 148,424,100 outstanding Common Shares (including an aggregate of 12,226,600 Class A Common Shares issuable upon the exercise of options held by Reporting Persons that are exercisable within 60 days after May 17, 2016), which represents approximately 36.1% of the total outstanding Common Shares and approximately 83.5% of the voting power of the total outstanding Common Shares. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Common Shares held by each other Reporting Person or by any member of the Buyer Group that is not a Reporting Person.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Common Shares or has the right to acquire any Common Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares which it may be deemed to beneficially own.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

A*	Joint Filing Agreement dated July 20, 2015 by and among the Reporting Persons.

B*	Proposal Letter dated July 9, 2015 from the Buyer Group to the board of directors of the Company.

C	Revised Proposal dated May 17, 2016 from the Buyer Group to the board of directors of the Company.

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2016

/s/ Peggy Yu Yu
Peggy Yu Yu

/s/ Guoqing Li
Guoqing Li

Kewen Holding Co. Limited

By:	/s/ Guoqing Li
Name:	Guoqing Li
Title:	Director

Science & Culture International Limited

By:	/s/ Guoqing Li
Name:	Guoqing Li
Title:	Authorized Person